Mail Stop 4561

October 18, 2005


Stephen Green
Senior Vice President and General Counsel
IHS, Inc.
15 Inverness Way East
Englewood, CO  80112

Re:  	IHS, Inc.
	Amendment No. 6 to Form S-1
		Filed October 6, 2005
	File No. 333-122565

Dear Mr. Green:

We have reviewed your amendment and have the following comments.

General
1. We are reviewing your response to prior comment no.2 in our letter dated September 14, 2005 relating to the transaction between the selling stockholders and the entities affiliated with General
Atlantic LLC. We will respond under separate cover.

Financial Statements

Cash Flow Statements, pages F-6 and F-41
2. Tell us how your presentation of cash flows used in discontinued operations is consistent with the guidance in SFAS 95, specifically paragraphs 26, 28 and 29. In this regard, whether or not cash flows from discontinued operations are set out separately, the reconciliation of net income to net cash flows from operations should begin with net income as required by paragraphs 28 and 29 of SFAS 95.
Further, if the cash flows relating to discontinued operations are separately presented, separate disclosure of such cash flows should be made within all three categories of cash flows (i.e., operating, investing and financing, when applicable). Please advise and revise as necessary.

Note 22.  Discontinued Operations, page F-37
3. Clarify where you have presented the net assets related to the discontinued operations in your balance sheets as of November 30, 2003, 2004 and August 31, 2005. Specifically address why the November 30, 2004 balance sheet on page F-3 indicates you have no assets held for sale.

Prior Comment no. 12, Deferred Offering Costs
4. Since the Form S-1 appears to be primarily a selling shareholder document and it does not appear that you will receive any proceeds from this offering, explain to us why you believe it is appropriate to continue to defer the respective offering costs. In this regard, costs of an offering should be expensed if no proceeds will be received in the offering, such as costs associated with a selling shareholder document. Please advise and revise as necessary.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

    You may contact Lisa Mitrovich, Assistant Chief Accountant, at 202-551-3453, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  212-450-3662
      Richard J. Sandler, Esq.
      Mark Schwartz, Esq.
      Davis Polk & Wardwell


??

??

??

??

Stephen Green
IHS, Inc.
October 18, 2005
Page 2